UNITED STATES
         		SECURITIES AND EXCHANGE COMMISSION
               			Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.__)*


                          Natural Resource Partners L.P.
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                                 (Name of Issuer)


             Common Units representing limited partnership interests
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                          (Title of Class of Securities)


                                    63900P608
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                                  (CUSIP Number)


                                December 31, 2017
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         (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  63900P608		SCHEDULE 13G
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     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Maple Rock Capital Partners, Inc.
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     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
                                                            (a) [ ]
                                                            (b) [ ]
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     (3)  SEC USE ONLY

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     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario, Canada
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                                   (5)  SOLE VOTING POWER
NUMBER OF			        827,710
SHARES                             ---------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                0
EACH REPORTING                     ---------------------------------------------
PERSON WITH                        (7)  SOLE DISPOSITIVE POWER
					827,710
                                   ---------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        0
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    (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          827,710
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   (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                            [ ]
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   (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          6.8%*
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   (12)   TYPE OF REPORTING PERSON (See Instructions)
          IA
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*Based upon 12,232,006 Common Units outstanding as reported by the Issuer in its
Schedule 14C filed December 27, 2017.

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CUSIP No.  63900P608		SCHEDULE 13G
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     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Xavier Majic
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     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
                                                            (a) [ ]
                                                            (b) [ ]
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     (3)  SEC USE ONLY

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     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada and United States
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                                   (5)  SOLE VOTING POWER
NUMBER OF				827,710
SHARES                             ---------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                0
EACH REPORTING                     ---------------------------------------------
PERSON WITH                        (7)  SOLE DISPOSITIVE POWER
					827,710
                                   ---------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        0
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    (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          827,710
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   (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                            [ ]
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   (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          6.8%*
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   (12)   TYPE OF REPORTING PERSON (See Instructions)
          IN, HC
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*Based upon 12,232,006 Common Units outstanding as reported by the Issuer in its
Schedule 14C filed December 27, 2017.

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CUSIP No.  63900P608		SCHEDULE 13G
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Item 1(a).      Name of Issuer:

		Natural Resource Partners L.P.

Item 1(b).      Address of Issuer's Principal Executive Offices:

                1201 Louisiana Street
		Suite 3400
		Houston, TX 77002

Item 2(a).      Name of Persons Filing:


This Schedule 13G is being jointly filed by Maple Rock Capital Partners, Inc. (the "Manager") and Xavier Majic ("Mr. Majic")(collectively, the "Reporting Persons") with respect to the ownership of Common Units of the Issuer by a private fund over which the Manager has investment discretion and voting power (the "Fund"). Mr. Majic is the Chief Investment Officer of the Manager. Each of the Reporting Persons may be deemed to indirectly beneficially own securities owned by the Fund. In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the Reporting Persons expressly disclaim the beneficial ownership of the securities covered by this Schedule 13G and nothing herein shall be construed as an admission by the Reporting Persons that they are the beneficial owners of such securities. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13G is attached as Exhibit I hereto.

Item 2(b).      Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 45 St. Clair Avenue West, Suite 903, Toronto A6 M4V 1K9.

Item 2(c).      Citizenship:

The Manager is a corporation organized under the laws of Canada. Mr. Majic is a citizen of Canada and the United States.

Item 2(d).      Title of Class of Securities:

		Common Units representing limited partnership interests

Item 2(e).      CUSIP Number:

		63900P608

Item 3. If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

(d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [x] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with Section
	240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section
240.13d-1(b)(1)(ii)(J), please specify the type of institution:

	  Not applicable.

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CUSIP No.  63900P608		SCHEDULE 13G
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Item 4.  Ownership

    (a) Amount beneficially owned: See Item 9 on the cover pages hereto.

    (b) Percent of class: See Item 11 on the cover pages hereto.

    (c)	Number of shares as to which the person has:

 	(i) Sole power to vote or to direct the vote:
			See Item 5 on the cover pages hereto.

       (ii) Shared power to vote or to direct the vote:
			See Item 6 on the cover pages hereto.

      (iii) Sole power to dispose or to direct the disposition of:
		  	See Item 7 on the cover pages hereto.

       (iv) Shared power to dispose or to direct the disposition of:
		 	See Item 8 on the cover pages hereto.

Item 5.  Ownership of Five Percent or Less of a Class

	 Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	 The Manager is an SEC-registered investment advisor whose client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement. Mr. Majic is the Chief Investment Officer of the Manager.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person

	 Not applicable.

Item 8.  Identification and Classification of Members of the Group

	 The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Further, each of the Reporting Persons disclaims beneficial ownership of the stock except to the extent of that Reporting Person's pecuniary interest therein.

Item 9.  Notice of Dissolution of Group

	 Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the secur-ities and were not acquired and are not held in connection with or as a parti-cipant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

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CUSIP No.  63900P608		SCHEDULE 13G
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                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2018


Maple Rock Capital Partners, Inc.

By: /s/ Marcus Spain
    -------------------------------
    Name: Marcus Spain
    Title: Chief Compliance Officer


By: /s/ Xavier Majic
    -------------------------------
    Name: Xavier Majic

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CUSIP No.  63900P608		SCHEDULE 13G
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 				  Exhibit I

                           JOINT FILING AGREEMENT

The undersigned hereby agree that each of them is individually eligible to use the Schedule 13G to which this Exhibit I is attached, and such Schedule 13G is filed on behalf of each of them; and each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the complete-ness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the informa-tion concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


Dated: February 14, 2018


Maple Rock Capital Partners, Inc.

By: /s/ Marcus Spain
    -------------------------------
    Name: Marcus Spain
    Title: Chief Compliance Officer


By: /s/ Xavier Majic
    -------------------------------
    Name: Xavier Majic